ASX/NASDAQ ANNOUNCEMENT

Court orders convening of Scheme Meeting

Melbourne – 7 February 2020 – Benitec Biopharma Limited (Benitec or the Company) (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) announces that the Supreme Court of Queensland (Court) today ordered that a meeting of Benitec’s ordinary shareholders (Benitec Shareholders) be convened to consider, and if thought fit, approve the scheme of arrangement under which Benitec Biopharma Inc. (Holdco), a newly formed US corporation, will become the parent company of the Benitec group of companies to effect a re-domiciliation from Australia to the United States of America (Scheme).  If the Scheme is implemented, Benitec Shareholders would receive 1 share of common stock in Holdco for every 300 Benitec Shares held as at the record date.

Scheme Meeting

The Court has ordered that Benitec convene a general meeting of Benitec Shareholders at 10:00 am (AEDT) on Thursday, 26 March 2020 at Grant Thornton, Collins Square, Tower 5, 727 Collins Street, Melbourne, Victoria 3008 (Scheme Meeting).

Scheme Booklet

A copy of the explanatory statement in relation to the Scheme, including the notice calling the Scheme Meeting (Scheme Booklet) will be registered with the Australian Securities and Investments Commission shortly.  The Scheme Booklet will be released to ASX and sent to Benitec Shareholders in the form approved by the Court by post or electronically (for shareholders who have opted to receive notices electronically) on or before Monday, 17 February 2020.

The Scheme Booklet will set out the details of the Scheme, including how Benitec Shareholders can vote at the Scheme Meeting.

Independent Expert’s conclusion

The Scheme Booklet includes an independent expert’s report prepared by McGrathNicol Advisory Partnership (Independent Expert).

The Independent Expert has concluded that the Scheme is in the best interests of Benitec Shareholders, in the absence of a superior proposal.

Recommendation of the Benitec board

The board of Benitec unanimously recommends Benitec Shareholders to vote in favour of the Scheme, and each director intends to vote all their Benitec Shares in favour of the Scheme, in the absence of a superior proposal and subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Benitec Shareholders.

Indicative timetable for the Scheme

Event	Indicative date and time
Scheme Meeting	10:00 am (AEDT) on Thursday, 26 March 2020
Second court hearing for approval of the Scheme and, if approved by the Court, effective date for the Scheme Benitec Shares suspended from trading on ASX	Monday, 30 March 2020
Share sale facility election due for eligible Benitec Shareholders who wish to participate in the share sale facility	5:00 pm (AEST) on Monday, 6 April 2020
Record date (for determining entitlement of Benitec Shareholders to Holdco shares)	7:00 pm (AEST) on Monday, 6 April 2020
Implementation date (issue of Holdco shares to Benitec Shareholders) Trading of Holdco shares on Nasdaq commences	Wednesday, 15 April 2020

The above dates are indicative only and are subject to change. The Scheme remains subject to the satisfaction of or, where applicable, waiver of the conditions precedent to the Scheme (set out in the Scheme Booklet), including approval of the Scheme by Benitec Shareholders at the Scheme Meeting, and approval of the Scheme by the Court at the second court hearing.

Any changes will be announced by Benitec to ASX and Nasdaq, and published on Benitec’s website at www.benitec.com.

------ End -----

Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com